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Supplement to Prospectus dated February 17, 1998

The date of this Supplement is March 13, 1998

William E. Chipman, Sr. has resigned as Chief Financial Officer of the Company, effective March 11, 1998. David Singer, President and Chief Executive Officer of the Company, is acting as interim CFO until a permanent replacement is hired. Mr. Chipman's resignation was based on personal considerations which were not related to his performance as CFO of the Company or otherwise to the Company's business.